UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
        Washington, D.C. 20549

           SCHEDULE 13D/A
         (Amendment No. 1)*

Under the Securities Exchange Act of 1934


    DYNASIL CORPORATION OF AMERICA
---------------------------------------------
        (Name of Issuer)


   Common Stock, par value $0.0005 per share
---------------------------------------------
       (Title of Class of Securities)


                 268102100
---------------------------------------------
              (CUSIP Number)


                Peter Sulick
       313 Washington Street, Suite 403
          Newton, Massachusetts  02458
                  617-668-6855
---------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


                April 6, 2014
---------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on the following pages)

  1   NAMES OF REPORTING PERSON

             Peter Sulick
-----------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)
        (a) [  ]
        (b) [  ]
-----------------------------------------------------
  3  SEC USE ONLY

-----------------------------------------------------

  4 SOURCE OF FUNDS (see instructions)

                PF, SC
-----------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
    [  ]

-----------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

---------------------------------------------------------------
NUMBER OF SHARES       7    SOLE VOTING POWER         1,426,660
BENEFICIALLY OWNED BY  8    SHARED VOTING POWER               0
EACH REPORTING         9    SOLE DISPOSITIVE POWER    1,426,660
PERSON WITH           10    SHARED DISPOSITIVE POWER          0
---------------------------------------------------------------



  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                     1,426,660
---------------------------------------------------------------


  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
---------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                        8.7% (1)
---------------------------------------------------------------


  14  TYPE OF REPORTING PERSON (See Instructions)

                         IN


---------------------------------------------------------------

(1) Percentage calculations based on 16,424,539 shares of Dynasil
Common Stock outstanding as of April 2, 2015.

Item 1.   Security and Issuer

This Amendment No. 1 to the initial Statement on Schedule 13D
(the "Schedule 13D") filed with the Securities and Exchange Commission on August 23, 2011 relates to the shares of common stock, par value $0.0005 per share (the "Common Stock"), of Dynasil Corporation of America, a Delaware corporation ("Dynasil"). Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Dynasil's principal executive offices are located at 313 Washington Street, Suite 403, Newton, Massachusetts, 02458.
Dynasil's telephone number is (617) 668-6855.

Item 2.    Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is filed by Peter Sulick ("Mr. Sulick"). Mr. Sulick is an individual and citizen of the United States. Mr. Sulick's principal occupation is Chairman, CEO, and President of Dynasil Corporation of America. Mr. Sulick's business address is 313 Washington Street, Suite 403, Newton, Massachusetts 02458.

During the last five years, Mr. Sulick has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of funds used by Mr. Sulick to acquire the 785,729 shares of Common Stock as described in Item 5 below were Mr. Sulick's personal funds in the amount of $154,000 and his compensation for service as a Director, President and CEO of Dynasil in the amount of $538,248.

Item 4.     Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The purposes of the transactions were to both compensate Mr. Sulick for his services as a Director, President and CEO of Dynasil, under policies described in Dynasil's Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, and to permit Mr. Sulick to acquire a significant equity position in Dynasil in connection with his role as Director, President and CEO of Dynasil.

Mr. Sulick does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.     Interest in Securities of the Issuer

The disclosure in the Schedule 13D made pursuant to Items
5(a) and 5(b) is hereby amended and restated in its entirety as follows:

Mr. Sulick beneficially owns 8.7% of the issued and outstanding shares of Common Stock, based on 16,424,539 shares of Common
Stock issued and outstanding as of April 2, 2015.

Mr. Sulick has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 1,426,660 shares of Common Stock beneficially owned by him.

The disclosure in the Schedule 13D made pursuant to Item 5(c) is hereby supplemented with the following:

Below is a summary of historical transactions by Mr. Sulick with respect to the Common Stock that have occurred since the filing date of the Schedule 13D. All of the transactions described herein were reported by Mr. Sulick on Section 16 filings on Form 4.

..	On January 13, 2012, under the terms of Dynasil's 2010
        Stock Incentive Plan, Mr. Sulick transacted a net exercise of 138,373 options to purchase 41,205 shares of Common Stock.

..	On April 6, 2015, Mr. Sulick purchased 140,000 shares of
        Common Stock, at a price of $1.10 per share, from an educational institution in the Boston area in a private transaction.

..	Mr. Sulick received the following awards of restricted
        Common Stock as equity compensation for his service as
        a director and the President and CEO of Dynasil: 19,524 restricted shares awarded on February 1, 2012; 100,000 restricted shares awarded on July 30, 2012; 100,000 restricted shares awarded on July 30, 2012; 25,000 restricted shares awarded on January 2, 2013; 300,000 restricted shares awarded on June 10, 2013; 40,000 restricted shares awarded on May 23, 2014; and 20,000 restricted shares awarded on February 23, 2015.

Except as set forth above, there have been no transactions with respect to the Common Stock during the sixty days prior to the date hereof by Mr. Sulick.



                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 13, 2015	        /s/ Peter Sulick
                                    Peter Sulick